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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                               GT Bicycles, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   36229H101
                              ------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

-----------------------                                  -----------------------
  CUSIP NO. 36229H101                 13G                   Page 2 of 7 Pages
-----------------------                                  -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PPM America, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC (See Exhibit A on Page 7 hereof)

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

                    GT Bicycles, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    2001 E. Dyer Rd.
                    Santa Ana, CA  92705

Item 2(a)      Name of Person Filing:

                    PPM America, Inc.

Item 2(b)      Address of Principal Business Office:

                    225 West Wacker Drive, Suite 1200
                    Chicago, Illinois 60606

Item 2(c)      Citizenship:

                    Delaware

Item 2(d)      Title of Class of Securities:

                    Common Stock

Item 2(e)      CUSIP Number:

                    36229H101

Item 3         Type of Person:

                    (g) PPM America, Inc. is a parent holding company.


                               Page 3 of 7 pages

Item 4         Ownership (at December 31, 1998):

                    (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                         0 shares

                    (b)  Percent of class:

                         0%

                    (c)  Number of shares as to which such person has:

                                (i)  sole power to vote or to direct the vote:
                                     -0-
                               (ii)  shared power to vote or to direct the vote:
                                     -0-
                              (iii) sole power to dispose or to direct the disposition of: -0-
                               (iv)  shared power to dispose or to direct
                                     disposition of:  -0-

Item 5         Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following (x).

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                    Not Applicable

Item 8         Identification and Classification of Members of the Group:

                    See Exhibit A

Item 9         Notice of Dissolution of Group:

                    Not Applicable


                               Page 4 of 7 pages

Item 10        Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                               Page 5 of 7 pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1999

               The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.


                                 PPM AMERICA, INC.

                                 By:  /s/ Paul Carter
                                      --------------------------
                                      Paul Carter
                                      Vice President - Compliance



                               Page 6 of 7 pages

                                   EXHIBIT A
                                   ---------

Identification and Classification of the Members of the Group.

     By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Therefore, PPM America, Inc., a subsidiary of Prudential Corporation plc, is making this filing on behalf of certain of Prudential Corporation plc's subsidiaries. Jackson National Life Insurance Company is a U.S. insurance company which is a subsidiary of Prudential Corporation plc and for which PPM America, Inc. serves as investment adviser.



                               Page 7 of 7 pages